                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )


                           TRANSATLANTIC HOLDINGS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  893521 10 4
                   -----------------------------------------
                                 (CUSIP Number)

                             KATHLEEN E. SHANNON
                          VICE PRESIDENT AND SECRETARY
                        AMERICAN INTERNATIONAL GROUP, INC.
            70 PINE STREET, NEW YORK, NEW YORK 10270  (212) 770-5123
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                AUGUST 7, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 2 of 7 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN INTERNATIONAL GROUP, INC.
        IRS NO. 13-2592361

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF DELAWARE


                          7   SOLE VOTING POWER
    NUMBER OF                    5,601,168
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                    17,344,620
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                      5,601,168
      WITH
                          10  SHARED DISPOSITIVE POWER
                                17,344,620

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        17,344,620

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        50.1

14   TYPE OF REPORTING PERSON
        HC, CO

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 3 of 7 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN HOME ASSURANCE COMPANY
        IRS ID# 13-5124990

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF NEW YORK


                          7   SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                    11,743,452
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON
      WITH
                          10  SHARED DISPOSITIVE POWER
                                11,743,452

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,743,452

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.9

14   TYPE OF REPORTING PERSON
        IC, CO

ITEM 1.  Security and Issuer.

     This Statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Transatlantic Holdings, Inc., a Delaware corporation ("Company"). This statement amends and supplements Items 1, 3, 4(a) and 5 of the Statement on Schedule 13D dated August 13, 1991, Amendment No. 1 to such
Schedule 13D dated November 3, 1993, Amendment No. 2 to such Schedule 13D dated March 4, 1994, Amendment No. 3 to such Schedule 13D dated March 31, 1994, Amendment No. 4 to such Schedule 13D dated November 21, 1995 and Amendment No 5 to such Schedule 13D dated July 9, 1998 (hereinafter collectively referred to as the "Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly owned subsidiary, American Home Assurance Company, a New York corporation ("AHAC"). The principal executive offices of the Company are located at 80 Pine Street, New York, New York 10005.

     Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms as in the Schedule 13D.





                               Page 4 of 7 Pages

ITEM 3.  Source and Amount of Funds or Other Consideration.

         During the period from June 26, 1998 through August 7, 1998, AIG purchased 198,500 additional shares of Common Stock for an aggregate purchase price of $17,566,839. AIG used its available working capital to purchase the shares of Common Stock.


ITEM 4.  Purpose of Transaction.

         (a) As a result of the purchases described in Item 3 above, AIG has obtained ownership of more than 50 percent of the outstanding voting securities of the Company, thereby obtaining control over the Company and allowing AIG to account for its investment in the Company on a consolidated basis.


ITEM 5.  Interest in Securities of Issuer.

         (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages to this Amendment No. 6 to Schedule 13D and is based upon the number of shares of Common Stock outstanding on June 30, 1998, based upon information provided by the Company.


                               Page 5 of 7 Pages

         (c). Since the filing of Amendment No. 5 to Schedule 13D dated July 9, 1998, AIG has acquired 198,500 shares of Common Stock as follows:



         Date          Number of Shares Purchased          Price Per Share
         ----          --------------------------          ---------------
         07/16/98                   400                         $81.2500
         07/17/98                 1,600                          82.5000
         07/17/98                 3,400                          82.6250
         07/20/98                 2,200                          82.6250
         07/21/98                 6,300                          83.4375
         07/21/98                 2,800                          83.3125
         07/21/98                   300                          83.1250
         07/21/98                   300                          83.0625
         07/22/98                   500                          83.7500
         07/22/98                   800                          83.1250
         07/22/98                 1,100                          83.0000
         07/22/98                   500                          82.3125
         07/23/98                   400                          84.5625
         07/23/98                   900                          84.6875
         07/23/98                   200                          84.7500
         07/23/98                 2,800                          84.8125
         07/23/98                   600                          84.8750
         07/23/98                 9,100                          85.0000
         07/24/98                 3,200                          85.0000
         07/24/98                   500                          84.6250
         07/24/98                 1,700                          84.5625
         07/24/98                 1,700                          84.5000
         07/24/98                 1,900                          84.4375
         07/24/98                   700                          84.3750
         07/27/98                 1,700                          85.3750
         07/27/98                 2,300                          85.3125
         07/27/98                   600                          85.2500
         07/27/98                 3,900                          85.1875
         07/27/98                 1,600                          85.1250
         07/28/98                   500                          85.5000
         07/28/98                 1,100                          85.4375
         07/28/98                   400                          85.3750
         07/28/98                   800                          85.3125
         07/28/98                 1,000                          85.2500
         07/28/98                 2,000                          85.1250
         07/28/98                   600                          85.0625
         07/28/98                 1,300                          85.0000
         07/28/98                 2,100                          84.9375
         07/28/98                   300                          84.8750
         07/30/98                 5,300                          90.0000
         07/30/98                   900                          89.9375
         07/30/98                 1,000                          89.8750
         07/30/98                   800                          89.8125
         07/30/98                 2,000                          89.7500
         08/03/98                 1,700                          90.0000
         08/03/98                 3,000                          90.0625
         08/04/98                 7,200                          90.0000
         08/04/98                 2,800                          89.9375
         08/04/98                 1,800                          89.8125
         08/04/98                   700                          89.7500
         08/04/98                   500                          89.6875
         08/04/98                 2,500                          89.1875
         08/04/98                 2,500                          89.0625
         08/05/98                   200                          90.0000
         08/05/98                   300                          89.9375
         08/05/98                   200                          89.8750
         08/05/98                 1,300                          89.7500
         08/05/98                 2,000                          89.6875
         08/05/98                 3,100                          89.6250
         08/05/98                 1,700                          89.5625
         08/05/98                 1,100                          89.3125
         08/06/98                 5,700                          89.0000
         08/06/98                 2,900                          88.9375
         08/06/98                   200                          88.8750
         08/06/98                 1,100                          88.6250
         08/07/98                81,900                          91.0000


The above purchases were made in Open Market Purchases. AIG, AHAC, SICO and Starr and, to the best of AIG's and AHAC's knowledge, the Covered Persons, have not engaged in any transactions in Common Stock within the past 60 days other than those transactions described above.



                               Page 6 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 7, 1998


                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            By: /s/ KATHLEEN E. SHANNON
                                                -------------------------------
                                                Kathleen E. Shannon
                                                Vice President and Secretary


                                            AMERICAN HOME ASSURANCE COMPANY


                                            By: /s/ EDWARD E. MATTHEWS
                                                -------------------------------
                                                Edward E. Matthews
                                                Senior Vice President


                               Page 7 of 7 Pages